UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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9th Floor
16 Great Queen Street
London WC2B 5DG
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Q&A following the Annual General Meeting dated 27 June 2022

Press Release

27 June 2022

Argo Blockchain PLC

("Argo" or "the Company")

Q&A following the Annual General Meeting (AGM)

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), ("Argo" or the "Company"), a global leader in cryptocurrency mining, is pleased to confirm the arrangements for the previously announced Post AGM Q&A. Peter Wall, Chief Executive Officer and Interim Executive Chairman, and Alex Appleton, Chief Financial Officer, will provide the Post AGM Q&A via the Investor Meet Platform on 29 June 2022 at 4:00pm BST / 11:00am ET.

The presentation is open to all existing and potential shareholders. Questions can be submitted pre-event via the Investor Meet Company dashboard up until 9:00am BST / 4:00am ET the day before the meeting or at any time during the live presentation.

Investors can sign up to Investor Meet Company and add Argo Blockchain via the following link: https://www.investormeetcompany.com/argo-blockchain-plc/register-investor

Investors who already follow Argo Blockchain plc on the Investor Meet Company platform will be invited automatically.

For further information please contact:

Argo Blockchain
Peter Wall Chief Executive	via Tancredi +44 203 434 2334
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Tim Harper Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
OTC Markets
Jonathan Dickson jonathan@otcmarkets.com	+44 204 526 4581 +44 7731 815 896
Tancredi Intelligent Communication UK & Europe Media Relations
Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed argoblock@tancredigroup.com	+44 7727 180 873 +44 7888 672 701 +44 7915 033 739

About Argo:
Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With its flagship mining facility in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. Argo also participates in several Web 3.0, DeFi and GameFi projects through its Argo Labs division, further contributing to its business operations, as well as the development of the cryptocurrency markets. For more information, visit www.argoblockchain.com.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 June, 2022	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel